UNITED STATES
SECURITIES	AND EXCHANGE COMMISSION
Washington. D.C. 20549
Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR I5d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2005

Novogen Limited
140 Wicks Road, North Ryde, NSW, 2113, Australia
(Address of principal executive office)
[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F v Form 40-F
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934. Yes   No
[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):
	82- ________________	.1
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Novogen Limited
(Registrant)
Date 11 July, 2005  By /s/Ronald Lea Erratt Company Secretary

ASX & MEDIA RELEASE
11 JULY, 2005

AUSTRALIAN PRODUCT PROMOTES HEALING IN VENOUS STASIS ULCERS

Novogen today announced the results of a Phase II clinical trial of its wound healing compound, Glucoprime, in venous stasis ulcers.

The trial was conducted in Australia by Novogen subsidiary, Glycotex Inc., which holds the rights to the Novogen glucan technology.

The trial involved 60 patients with chronic deep venous stasis ulcers of the legs.

In the double-blinded trial, patients were randomised either to a placebo arm, or to low-dose or high-dose Glucoprime arm.

The Glucoprime was formulated as a gel and applied to the wound surface three times weekly.

Treatment was over 12 weeks and the ulcers were monitored for size every two weeks.

Glucoprime was assessed for its effect on both the rate of wound closure and the degree of healing.

Glucoprime promoted the rate at which wounds healed, with Glucoprime-treated ulcers healing at a significantly faster rate (mm2 per day) compared to placebo-treated ulcers.

The overall mean level of healing over the 12 weeks was 10 per cent (placebo), 59 per cent (0.1 per cent Glucoprime) and 55 per cent (1.0 per cent Glucoprime), although this outcome was confounded by the large discrepancy in the size of the ulcers, with the two Glucoprime treatment groups having substantially larger average ulcer sizes than the placebo group, despite patients being randomised.

This discrepancy placed a greater challenge on the active (Glucoprime) product, and will be addressed in future studies using wound healing study guidelines recently published by the US Food and Drug
Administration (FDA) which advocate greater control over ulcer size at baseline.

The trial was conducted at two sites in Australia -
Royal North Shore Hospital, Northern Metropolitan Area Health
Service (Sydney) and Heidelberg Repatriation Hospital
(Melbourne). The Principal Investigators were Dr Rod Lane and Professor Michael Woodward.

Dr Rod Lane said the results were very encouraging, given the chronic nature of the wounds and the fact that every other product his team had looked at over the years had failed to promote healing to a meaningful level.

"This is a substantial community health problem, and one that is likely to get larger as our life expectancy increases,"
Dr Lane said.

"Glucoprime is a highly promising compound," Dr Lane added.


Professor Michael Woodward said, there was a need for better products to promote wound healing.

"The pain, suffering and cost of leg ulcers is immense, and these results are very encouraging," Professor Woodward said.

Executive Director of Glycotex, Inc., Professor Graham Kelly, said the result confirmed confidence in the ability of Glucoprime to promote wound healing.

"The fact that it has had such a positive effect in such difficult wounds where standard care has failed suggests that the technology has utility across a wide range of tissue repair applications, from normal surgical wounds to injuries to bones, cartilage and tendons," Professor Kelly said.

"Our intention in the first instance is to conduct a regulatory study with a view to getting this product approved for marketing for the purpose of venous stasis ulcers".

Glycotex is also planning on pursuing other applications of this product and the technology in general across a range of wound healing applications.

About venous stasis ulcers
Venous stasis ulcers accompany conditions such as varicose veins where blood flow from the legs back to the heart is impeded. Pooling of blood in the lower limbs leads to skin breakdown and eventual ulceration that generally requires intensive therapy to reverse. Effective healing of these ulcers is very difficult and few treatments have been developed and approved. The development of a cost-effective and practical treatment in the trophic (skin) ulcer area remains an imperative for medicine.

Approximately one to two per cent of the adult population of the Western world suffers from ulceration due to venous insufficiency at some stage, a situation which costs the public health system upwards of US$3 billion a year in the UK and the US alone (Journal of Vascular Surgery, Nov 2000).

About Glucoprime
Glucoprime is a patented form of (1?3) (1?6)-beta-D-glucan, a carbohydrate extracted from yeast cell walls and which activates the cells within a wound that control the wound healing process.

About Glycotex Inc
Glycotex is a US-based company specializing in the development of products intended to promote tissue repair.
Glycotex is a subsidiary of Novogen (84.3 per cent shareholding) and is licensed by Novogen to develop the glucan technology platform.

About Novogen
Novogen is a bio-pharmaceutical company focused on the development of therapeutics derived from its phenolic and glucan technology platforms.
Novogen is listed both on the Australian Stock Market (Code NRT) and NASDAQ (Code NVGN). More information can be found at www.novogen.com.



Statements included in this press release that are not historical in nature are forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation
Reform Act of 1995. You should be aware that our actual results could differ materially from those contained in the forward-looking statements, which are based on managements current expectations and are subject to a number of risks and uncertainties, including, but not limited to, our failure to successfully commercialize our product candidates; costs and delays in the development and/or FDA approval, or the failure to obtain such approval, of our product candidates; uncertainties in clinical trial results; our inability to maintain or enter into, and the risks resulting from our dependence upon, collaboration or contractual arrangements necessary for the development, manufacture, commercialization, marketing, sales and distribution of any products;
competitive factors; our inability to protect our patents or proprietary rights and obtain necessary rights to third party patents and intellectual property to operate our business; our inability to operate our business without infringing the patents and proprietary rights of others; general economic conditions; the failure of any products to gain market acceptance;
our inability to obtain any additional required financing; technological changes; government regulation; changes in industry practice; and one-time events. We do not intend to update any of these factors or to publicly announce the results of any revisions to these forward-looking statements.

CONTACT: US-Australia: Mr Christopher Naughton,
CEO, Novogen Limited, + 61.2.9878 0088